BRIGHTHOUSE SECURITIES, LLC
(SEC. I.D. No. 8-69845)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Member of Brighthouse Securities, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brighthouse Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as Brighthouse Securities, LLC's auditor since 2020.

New York, New York
March 5, 2021

BRIGHTHOUSE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	6,727,560
Concessions receivable		64,012,026
Mutual fund fees receivable		26,238,745
Securities owned, at fair value		27,482,133
Other assets		226,011
TOTAL ASSETS	$	124,686,475

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	54,736,831
Due to affiliates		19,188,337
Accrued wholesaler commissions and expenses		9,275,195
Other liabilities		7,107,250
Total liabilities		90,307,613
MEMBER'S EQUITY:		
Member's contributions		32,800,000
Retained earnings		1,578,862
Total member's equity		34,378,862
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	124,686,475

See notes to statement of financial condition.

BRIGHTHOUSE SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

1. ORGANIZATION

Brighthouse Securities, LLC (the "Company") is single member Delaware Limited Liability Company and a wholly owned subsidiary of Brighthouse Holdings, LLC, which is a wholly owned subsidiary of Brighthouse Financial, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "Brighthouse" as used in these Notes refers to Brighthouse Financial, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company is the underwriter of Brighthouse registered variable annuity and variable life products ("Registered Products") and enters into distribution agreements with third-party distributors in order to facilitate the sale of Brighthouse annuity and life insurance products ("Brighthouse Products") which include, but are not limited to, the Registered Products.

The Company is also the general distributor of Brighthouse Funds Trust I, and Brighthouse Funds Trust II (collectively the "Trusts") whose shares serve as investment options of policyholders of both Brighthouse and unaffiliated insurance companies (collectively, the "Insurers").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the statement of financial condition.

Cash and Cash Equivalents—The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value—Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

In determining the estimated fair value of the Company's investments, fair values are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments.

The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.

Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

Revenue and Expense Recognition—In its capacity as the underwriter and distributor for the Brighthouse Products, the Company has certain performance obligations that include, but are not limited to, all duties and functions which are necessary and proper for the wholesale distribution and sale of the Brighthouse Products. The performance obligation is fulfilled at a point in time, once the distribution of contract is completed. Once a contract is distributed to the policyholder, the Company has a right to the concession payment from the Insurer equal to the amount of expense incurred to distribute that contract. The transaction price is variable and constrained until the related expense is determinable.

The Company is a contractual counterparty to selling agreements with third-party distributors that sell Brighthouse Products and therefore has a legal obligation for payment of related commissions.

The Company also incurs costs for its registered representatives ("Wholesalers") for the activities performed by them to market and support Brighthouse products to third-party distributors. Wholesalers are employed by an affiliated Brighthouse entity and maintain their FINRA securities registrations through the Company. Expenses include variable compensation, salaries and benefits, and other expenses.

The Company receives fees from the Trusts under Rule 12b-1 of the Investment Company Act of 1940, which are based on contractual rates applied to the average daily net asset value invested in the Trusts. In return for these fees, the Company is responsible for the performance of services such as responding to phone inquiries, maintaining records, providing information to distributors and shareholders about fund performance and providing training to account managers and sales agents. The performance obligation for providing these services are considered to be satisfied over time as the Trusts are simultaneously receiving and consuming the benefits provided by the Company. The transaction price is variable and constrained until the point in time when the fee is determinable.

Pursuant to separate agreements with the Insurers, which utilize shares of the Trusts as investment options in variable annuity and life products, the Insurers provide the above services on behalf of the Company. In return, the Company pays fees to the Insurers generally in amounts equal to the 12b-1 fees received.

Brighthouse also provides corporate administrative and recordkeeping functions on behalf of the Company, including, but not limited to, payroll, legal, compliance and other general corporate services. Brighthouse allocates to the Company its portion of such costs.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statement may not necessarily be indicative of the conditions that would have existed if the Company operated on a stand-alone basis, and these transactions were with unrelated parties.

Securities Owned—The Company purchases securities issued by the United States Treasury. The Company's transactions in securities are recognized on a trade date basis.

Income Taxes—The Company elected to be taxed as a corporation and is a member of a consolidated federal income tax group established by Brighthouse for its wholly owned non-insurance subsidiaries pursuant to a tax sharing agreement with Brighthouse. As a result, the Company's taxable income and deductions are included in a Brighthouse consolidated return and any computed federal income taxes payable or receivable are due to or from Brighthouse. Brighthouse allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand- alone and combined basis with various Brighthouse subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such Brighthouse subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company did not have any uncertain tax positions at December 31, 2020.

Adoption of New Accounting Pronouncements—Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. ASUs were assessed and determined to be either not applicable or are not expected to have a material impact on the Company's statement of financial condition.

CARES Act—In response to the worldwide pandemic sparked by the novel coronavirus (the "COVID-19 pandemic"), on March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act contains numerous provisions intended to provide swift aid, including through tax relief, to businesses and individuals affected by the COVID-19 pandemic. The Company does not believe that the CARES Act will have a material impact to its statement of financial condition at this time. The Company will continue to closely monitor developments related to the COVID-19 pandemic and the CARES Act.

3. SECURITIES OWNED, AT FAIR VALUE

The Company purchases and holds securities issued by the U.S. Treasury.

At December 31, 2020, the Company owned securities consisting of U.S. Treasury Bills and Notes maturing on or before January 31, 2022, all of which are categorized in Level 1. Securities with a fair value of $2,224,797 are included in cash and cash equivalents in the statement of financial condition. The remaining securities are presented as securities owned in the statement of financial condition.

4. RELATED PARTY TRANSACTIONS

At December 31, 2020, the Company had accrued concessions receivable from affiliates of $64,012,026 and a receivable from the Trusts of $26,238,745.

Due to affiliates at December 31, 2020 includes $ 18,998,176 of accrued service fees payable to Brighthouse, federal income taxes payable of $58,854, and other payables of $131,307.

Accrued wholesaler commissions and expenses includes estimated commissions, compensation and other expenses related to the Company's wholesalers and is payable through an affiliated Brighthouse entity.

The Company has assessed that collectability of the receivables from Brighthouse and the Trusts is probable, accordingly no impairment losses were recognized on receivable balances at December 31, 2020.

5. REGULATORY REQUIREMENTS

The Company's broker-dealer business is limited to the distribution of annuity and insurance products of affiliated insurance companies and the related distribution of shares of the Trusts. The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from the Customer Protection Rule ("Rule 15c3-3") of the Securities and Exchange Commission under the 1934 Act pursuant to Section (k)(1) of the rule.

As a broker-dealer, the Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3, or $250,000. At December 31, 2020, the Company had net capital of $17,942,324 which was $17,692,324 in excess of the requirement of $250,000.

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